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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO

                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              AXA FINANCIAL, INC.

                       (Name of Subject Company (Issuer))

                         ------------------------------

                                      AXA

                                AXA MERGER CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   29444G107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             ROBERT E. GARBER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                           TELEPHONE: (212) 554-1234

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                   COPIES TO:

  CHRISTIANNE BUTTE, ESQ.       PETER S. WILSON, ESQ.        ROBERT E. SPATT, ESQ.
            AXA                Cravath, Swaine & Moore    Simpson Thacher & Bartlett
    21, Avenue Matignon           825 Eighth Avenue          425 Lexington Avenue
    75008 Paris, France       New York, New York 10019     New York, New York 10017
  (011 33 1) 40 75 57 00      Telephone: (212) 474-1000         (212) 455-2000

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                               DECEMBER 14, 2000
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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    AXA, a SOCIETE ANONYME organized under the laws of the Republic of France,
AXA Merger Corp., a Delaware corporation and wholly owned subsidiary of AXA
("Merger Sub" and, together with AXA, the "Offerors"), and AXA Financial, Inc.
(the "Company") hereby amend and supplement their Combined Tender Offer
Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3
(the "Combined Statement") initially filed on November 21, 2000. The Combined
Statement relates to the joint exchange offer by the Offerors to exchange all of the issued and outstanding shares of Common Stock, par value $.01 per share (the
"Company Common Stock" or the "Shares"), of the Company for 0.295 of an American
depositary share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share, upon the terms and subject to the conditions set forth in the Prospectus dated November 21, 2000 (as amended or supplemented, the
"Prospectus"), a copy of which is filed as Exhibit (a)(4) to the Combined
Statement, and in the related Letter of Transmittal (including the Instructions thereto which form a part thereof), a copy of which is filed as
Exhibit (a)(1)(A) to the Combined Statement (as amended or supplemented, the
"Letter of Transmittal" which together with the Prospectus constitute the
"Offer"). Shares held by AXA or its subsidiaries will not be exchanged pursuant to the Offer.

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Prospectus.

ITEM 4. TERMS OF THE TRANSACTION

    (a)(1). The information set forth in the Letter of Transmittal is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a), (b), (d). On December 12, 2000, AXA issued a press release announcing the definitive terms of its dated subordinated notes offering, the proceeds of which will be used to finance recent transactions of the AXA Group, including the acquisition by AXA of the minority interest in the Company not owned by AXA and its affiliates. A copy of this press release is filed as Exhibit
(b)(3) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS

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
(b)(3)      Press Release issued by AXA on December 12, 2000.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                                       SCHEDULE TO AND SCHEDULE 13E-3

                                                       AXA

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                            Name: Gerard de La Martiniere
                                                            Title:  Chief Financial Officer

                                                       AXA MERGER CORP.

                                                       By:  /s/ DENIS DUVERNE
                                                            -----------------------------------------
                                                            Name: Denis Duverne
                                                            Title:  President

                                                       SCHEDULE 13E-3

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ EDWARD D. MILLER
                                                            -----------------------------------------
                                                            Name: Edward D. Miller
                                                            Title:  President and Chief Executive
                                                            Officer
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Date: December 14, 2000

                                       3
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                                 EXHIBIT INDEX

       EXHIBIT
         NO.                                    DESCRIPTION
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
               (b)(3)   Press Release issued by AXA on December 12, 2000.